Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@rrsat.com

For Immediate Release

RRSAT EXPANDS ACCESS TO AFRICA VIA TELSTAR 11N
SATELLITE

REEM, Israel – May 21, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has started operating a new Multi Channels Per Carrier (MCPC) platform on the Telstar 11N satellite located at 37.5 degrees West. Telstar 11N is a new Telesat satellite that utilizes high powered Ku-band transponders to support a wide range of video and data applications in North America, Europe and Africa and across the Atlantic Ocean.

RRsat’s Ku-band platform will enable the company to serve a growing number of broadcasters who can now offer television and IP-based services to the African market, including West and South Africa, by connecting to leading cable operators and Direct-to-Home (DTH) providers on the continent.

“We are very excited to expand our services to Africa through this new platform which allows broadcasters around the world to efficiently reach West and South Africa – markets that have long been difficult to access,” commented Lior Rival, Deputy CEO and VP Sales and Marketing. “This platform enables RRsat to further expand its offerings to leading cable and satellite operators in Africa, providing them with the means to reach millions of new households daily. We are also pleased to offer advanced DTH services on our platform so that viewers can access the latest programming and video content with small antennas, further expanding new subscriber opportunities for our broadcast customers.”

“Telesat and RRsat have enjoyed great success implementing an MCPC platform in Asia on Telstar 10,” said Michael Schwartz, Vice President of Marketing & Corporate Development at Telesat. “It’s always great when a customer’s success in one market leads them to expand to another Telesat satellite, and that’s exactly the situation we have with RRsat’s new MCPC platform on Telstar 11N.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

About Telesat (www.telesat.com)
Headquartered in Ottawa, Canada, with offices and facilities around the world, Telesat is the fourth-largest fixed satellite services operator. The company provides reliable and secure satellite-delivered communications solutions to broadcast, telecom, corporate and government customers. Telesat now has a global state-of-the-art fleet of 13 satellites, with another satellite under construction, and manages the operations of 13 additional satellites for third parties. Telesat is privately held. Its principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base,(iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, and (v) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

Information in this press release concerning Telesat and the Telstar 11N Satellite has not been independently verified by RRsat.